U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Green                               Eric                A.
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                            New York                10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Interdent, Inc.  ("DENT")

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


December 2001
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5.   If Amendment, Date of Original (Month/Year)



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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Series A Preferred
Stock                                   N/A            N/A     N/A     N/A        N/A     N/A      100            I        (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)




FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Employee Stock
Option*                                                                          Common
(right to buy)       $36.36   4/20/99   A        334          (FN 2)   12/12/01  Stock    334              334         D
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Series D
Convertible                                                                      Common
Preferred Stock      1-for-6  N/A       N/A      N/A   N/A    Immed.   N/A       Stock    1,085,767        180,961     I     (FN 1)
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7% Convertible
Secured                                                                          Common
Notes due 2006       $39.00   N/A       N/A      N/A   N/A    Immed.   5/15/06   Stock    441,853          $17,232,253 I     (FN 1)
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
Explanation of Responses:


*Adjusted to reflect the 1-for-6 reverse split of the Issuer's common stock effective August 7, 2001.

(1) The amounts shown represent the beneficial ownership by J.P. Morgan Partners (23A SBIC), LLC, formerly known as CB Capital Investors, L.P. ("JPM 23A SBIC"), a portion of which may be attributable to the reporting person because the reporting person is a Managing Director of the managing member of JPM 23A SBIC and a limited partner of JPM 23A SBIC's non-managing member. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including JPM 23A SBIC's internal rate of return and vesting. The reporting person disclaims beneficial ownership to the extent it exceeds his pecuniary interest in the non-managing member of JPM 23A SBIC.

(2) Exercisable for 25% of the shares on the first anniversary of the grant date and for 1/48th of the shares at the end of each one-month period thereafter. These shares were granted to the reporting person as Director's compensation. The reporting person is contractually obligated to exercise the options at the request of, and to transfer any shares issued under the stock option to, JPM 23A SBIC.



/s/  Eric A. Green                                               4/30/02
---------------------------------------------            -----------------------
     Eric A. Green                                                Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.